

Mailstop 3233

July 3, 2018

Via E-mail
Mr. John G. Murray
President and Chief Operating Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re:** **Hospitality Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-11527**

Dear Mr. Murray:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Exhibit 23.1

1.   We note that your 10-K is automatically incorporated by reference into a previously filed Form S-3 and Form S-8 and the consent filed within the current 10-K covers the prior year audit report versus the current year audit report. Please clarify and/or revise accordingly to file an auditor's consent for the current year audit report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities